UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2015
Commission File Number: 001-35530
BROOKFIELD RENEWABLE ENERGY
PARTNERS L.P.
(Translation of registrant’s name into English)
73 Front Street, 5th Floor Hamilton HM 12 Bermuda (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXHIBIT LIST

Exhibit

99.1                     Press Release dated May 6, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE ENERGY
PARTNERS, L.P. by its general partner, Brookfield
Renewable Partners Limited

Date: May 6, 2015                                                                         By:
    Name:     Jane Sheere
    Title:       Secretary